FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 30, 2003

Lucky1 Enterprises Inc.

Filer# 0-16353

#1460 - 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Interim Financial Statements for the

 3rd quarter period ended September 30, 2003 (Schedule "A")

 Exhibit 2

Supplementary Information and Management Discussion

(Schedule "B" & "C") to the financial quarter report ended

September 30, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: "Bedo H. Kalpakian"

(Signature)

President & Director

Date:

October 30, 2003

QUARTERLY REPORT

Exhibit 1.

BC FORM 51-901F

Incorporated as part of:

   X      SCHEDULE A

____  SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED:  September 30,  2003

DATE OF REPORT:  October 30, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6____

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:

(604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2003/10 /30

NAME OF DIRECTOR

SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON

"J. WAYNE MURTON"

              2003/10 /30

NAME OF DIRECTOR

SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

LUCKY 1 ENTERPRISES INC.

FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

LUCKY 1 ENTERPRISES INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	September 30	December 31
	2003	2002

ASSETS
Current
Cash and term deposits	$299,132	$6,364
Receivables	2,639	-
Marketable Securities	-	4
Receivables from related parties (Note 6)	121,621	26,821
	423,392	33,189

Investments in Las Vegas From Home.com Entertainment Inc. (Note 11)	100,000	-
Property and equipment (Note 5)	14,749	19,764
	114,749	19,764

	$538,141	$52,953

LIABILITIES
Current
Payables and accruals	$174,513	$164,313
Payable to related parties (Note 6)	-	33,045

	$174,513	$197,358

SHAREHOLDERS' EQUITY
Capital Stock (Note7)	$22,254,414	$21,501,417
Subscription shares	25,000	250,000
Deficit	(21,915,786)	(21,895,822)

	$363,628	$(144,405)

	$538,141	$52,953

Going concern (Note 2)

Subsequent events (Note 12)

On behalf of the Board,

"Bedo H. Kalpakian"

     "J. Wayne Murton"

Director

     Director

LUCKY 1 ENTERPRISES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Nine months ended
	September 30
	2003	2002
Income
Interest and other	$62,605	$42

Expenses
Advertising and promotion	692	50
Amortization	5,015	5,015
Finance, interest and foreign exchange	1,923	7,907
Legal, accounting and audit	9,844	6,089
Management fees	120,000	110,000
Office and miscellaneous	13,434	15,576
Professional fees	1,100	-
Regulatory and transfer fees	8,246	13,126
Rent	5,258	3,865
Salaries and benefits	14,924	7,078
Shareholder communications	4,255	17,496
Travel, meals and entertainment	645	7,794
Telephone	1,524	3,233
	186,860	197,229

Loss before other items	(124,255)	(197,187)

Other items
Gain on sale of investment in Las Vegas From Home.com Entertainment Inc.	104,295	-
Write-off of investment	(4)	(1)
	104,291	(1)

Net loss for the period	(19,964)	(197,188)

Deficit, beginning of period	(21,895,822)	(21,446,425)

Deficit, end of period	$(21,915,786)	$(21,643,613)

Weighted average number of shares	8,323,468	2,982,075

Basic and fully diluted loss per common share	$(0.01)	$(0.07)

LUCKY 1 ENTERPRISES INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Nine months ended
	September 30
	2003	2002

Cash provided by (used for)

Operating
Net loss	$(19,964)	$(197,188)
Depreciation	5,015	5,015
Write-off of investment .	-	1
	(14,949)	(192,172)
Change in non-cash operating working capital
Receivables	(2,639)	(107)
Payables and accruals	10,200	20,944
Payable to related parties	(127,845)	(149,970)
	(120,284)	(129,133)
	(135,233)	(321,305)

Investing
Loss on write-off of investments	4	-
Investment in Las Vegas From Home.com Entertainment Inc.	(100,000)	-
	(99,996)	-

Financing
Issuance of common shares	752,997	322,000
Subscription shares	(225,000)	-
	527,997	322,000

Increase (decrease) in cash and cash equivalents	292,768	695

Cash and cash equivalents, beginning of period	6,364	2,787

Cash and cash equivalents, end of period	$299,132	$3,482

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

1.

Nature of Operations

The Company is a holding Company incorporated in the Province of British Columbia with interests in Lithium mineral properties located in Ontario, an investment in software for on-line gaming, and an investment in the securities of a publicly listed related company.

2.

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the company, the common shares of the company were voluntarily delisted from trading on the TSX Venture Exchange at the close of trading on July 31, 2001.  The company's common shares trade on the OTC Bulletin Board under the trading symbol "LKYOF".

The company has incurred significant operating losses in prior years and has a working capital deficiency.  The company's efforts are directed at reducing overhead costs and pursuing opportunities of merit.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes the actions that have already been taken or planned, as described above, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Summary of significant accounting policies

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

(a)

Basis of presentation

The financial statements include the accounts of Lucky 1 Enterprises Inc. and do not include the accounts of its wholly owned investment, Blue Rock Mining Inc. ("Blue Rock"), due to the fact that Blue Rock has been dissolved.

(b)

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

 (c)

Mineral properties

The company has previously been engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(d)

Software Development

The Company expenses all research and development costs when incurred.

(e)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.  The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

(f)

Investments

Investments are valued at the lower of cost or market at the balance sheet date.

(g)

Property and equipment

Property and equipment are recorded at cost.  The company depreciates its assets on the declining balance method at the following annual rates:

Furniture and equipment

20%

Computer equipment

30%

(h)

Stock-based compensation plan

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(i)

Financial instruments

The Company's financial instruments consist of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The carrying value of cash and term deposits, amounts receivable from related parties, accounts payable and accrued liabilities and amounts payable to related parties approximates their fair value.

(j)

Income Taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

4.

Mineral property

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the company wrote off the mineral properties.  On April 16, 2001, the company optioned the mineral properties to an arm's length third party (the "Optionee").  On November 22, 2001 the Optionee cancelled the option agreement.

5. Property and equipment			September 30 2003	December 31,2002
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Furniture and equipment	$126,494	$118,378	$8,116	$9,989
Computer equipment	35,112	28,479	6,633	9,775

	$161,606	$146,857	$14,749	$19,764

6. Related party transactions	September 30 2003	December 31 2002
Loan payable to Las Vegas From Home.com Entertainment Inc.	$-	$26,821
Receivable from Las Vegas From Home.com Entertainment Inc.	121,621	-
Director's loan/interest payable	-	(15,048)
Geological services by a company owned by a director	-	(17,997)

Total payable to related parties	$121,621	$(6,224)

a)   The Company shares office premises with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("LVH Obligations").  For the nine month period ended September 30, 2003 Las Vegas has paid to the Company the sum of $138,299 for the LVH obligations.  Subsequent to August 2001 rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $ 5,433 for the nine month period ended September 30, 2003.

b)

Pursuant to the New Management Services Agreement dated November 1, 2001 and during the nine month period ended September 30, 2003, the aggregate amount of expenditures made to management totaled $120,000 (2002 $110,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the "Manager") the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.  On August 14th, 2003 an addendum to the New Management Services Agreement was approved by the Company's Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company's Board approved the increase of the monthly fee to $20,000 plus G.S.T. effective as of July 1, 2003 and that all other terms and conditions of the New Management Services Agreement to remain unchanged and in full force and effect.

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

c)

The Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 89,985 common shares of the Company were issued in full satisfaction of the debt totalling $17,997.

7.

Capital stock

(a)

Authorized: 200,000,000 common shares without par value.

(b)

changes in issued capital stock:

	September 30, 2003		December 31, 2002
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	7,287,075	$21,501,417	697,075	$21,152,147
Shares issued in settlement of debt	89,985	17,997	150,000	27,000
Private placements	1,425,000	735,000	6,440,000	322,000
Balance end of period	8,802,060	$22,254,414	7,287,075	$21,501,417

(c)

Warrants:

For the nine month period ended September 30, 2003, no warrants have been granted or exercised.

As at September 30, 2003, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of warrants*	Exercise Price per warrant $
June 17, 2004	2,700,000	0.20
August 30, 2004	1,740,000	0.20
September 20, 2004	2,000,000	0.20

Total of warrants outstanding	6,440,000

* One warrant is required to purchase 1 (one) common share.

(d)

Stock options

The Company has a 2002 Stock Option Plan to provide directors, officers, employees and consultants with options to purchase up to a total of 713,707 common shares of the Company of which 713,699 stock options are currently outstanding.  Furthermore, the Company has a 2003 Stock Option Plan which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company of which none have been granted as of September 30, 2003.  During the nine month period ended September 30, 2003, no stock options were exercised or cancelled.  350,000 stock options expired on September 21, 2003 which were subsequently granted to two directors on September 23, 2003.

Stock Options	Number of options * *	Exercise Price per option $
Balance beginning of period	17,699	$ CDN 2.25
Options expired September 21, 2003	(350,000)	$ US 0.50
Options granted March 21, 2003	696,000	* $ US 0.15
Options granted September 23, 2003	350,000	$ US 0.15
Options exercised	-	-
Options cancelled	-	-
Balance end of period	713,699

*  Amended as to exercise price only September 23, 2003

** One option is required to purchase 1 (one) common share.

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

As at September 30, 2003, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of options * *	Exercise price $
Sept 23, 2004	350,000	US $ 0.15
March 21, 2004	346,000	* US $ 0.15
April 9, 2004	2,459	2.25
May 26, 2004	4,229	2.25
October 5, 2004	3,240	2.25
February 3, 2005	7,771	2.25

Total options outstanding	713,669

*  Amended as to exercise price only September 23, 2003

** One option is required to purchase 1 (one) common share.

For the nine month period ended September 30, 2003, a total of 696,000 stock options were granted at an initial exercise price of U.S. $0.50 per share, 346,000 of which were re-priced at U.S. $0.15 per share on September 23, 2003 and the remaining 350,000 stock options expired on September 21, 2003 and were subsequently granted at an exercise price of U.S. $0.15 per share on September 23, 2003.

8.  Commitment

The company has an equipment lease expiring in 2005 with minimum annual payments of $4,440, 90% of which is charged to Las Vegas.

9.

Income taxes

No income tax expense has been provided in the current period as the company has incurred a loss for income tax purposes.

Loss carry forwards

As at December 31, 2002, the non-capital losses carry forward for income tax purposes amount to $4,666,000.  The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2003	1,526,000
2004	556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	448,000

LUCKY 1 ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

Other

The pools of eligible Canadian development and exploration expenditures amount to $2,507,000.  They can be sheltered for future earnings from resource properties.

In addition, the tax value of the company's depreciable assets is $630,000 greater than book value.  This excess may be claimed as deductions for income tax purposes in future years.

The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.

10.

Software Development

During 2002, the Company made a payment of $200,000 to Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management, directors and officers.  This payment represents amounts for software development for on-line gaming software consisting of three card games (the "Gaming Software") which the Company and Las Vegas have joint ownership.  This payment is the Company's sole contribution to the software development as Las Vegas will be responsible for the remainder of the costs.   Las Vegas will be the operator of the Gaming Software and will be responsible for the marketing of the games.  Las Vegas is to receive 60% of all revenues from the Gaming Software and the Company will receive the remaining 40%.  As of September 30, 2003 the Company's share of revenues from the Gaming Software was $61,381.

11.

Investment in Las Vegas From Home.com Entertainment Inc.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of $0.10 per share, for a total amount of $250,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  In respect to this transaction, the final approval of the TSX Venture Exchange was obtained on May 12, 2003 by Las Vegas.  The Company's 2,500,000 common shares in the capital of Las Vegas had a hold period expiring on September 13, 2003 (the "Restricted Period").  After the expiry of the Restricted Period, the Company sold the 2,500,000 common shares at an average price of $0.14 per common share for a total amount of $354,295.

On September 8, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of $0.10 per share for a total amount of $100,000.  In respect to this transaction, the final approval of the TSX Venture Exchange was obtained on September 15, 2003 by Las Vegas.  The Company's 1,000,000 common shares in the capital of Las Vegas have a hold period expiring on January 15, 2004 (the "Restricted Period").  The Company may in the future either increase or decrease its investment in Las Vegas.

12.  Subsequent Events

On September 19, 2003, the Company, and certain other individuals entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired for investment purposes, 3,000,000 common shares in the capital of Las Vegas at the price of $0.14 per common share for a total amount of $420,000.  In respect to this transaction, the final approval of the TSX Venture Exchange was obtained by Las Vegas on October 3, 2003.  The Company's 3,000,000 common shares in the capital of Las Vegas have a hold period expiring on February 3, 2004 (the "Restricted Period").

  QUARTERLY REPORT

Exhibit 2.

BC FORM 51-901F

Incorporated as part of:

____  SCHEDULE A

   X    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED: September 30, 2003

DATE OF REPORT: October 30, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:

(604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

2003/10/30

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON

                 "J. WAYNE MURTON"

            2003/10/30

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2.

Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations").  During the nine month period ended September 30, 2003, Las Vegas has paid to the Company the sum of $138,299 for the Las Vegas obligations which are as follows:   payroll expenses of $118,279 and other expenses of $20,020.  Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $5,433 for the nine month period ended September 30, 2003.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1st, 2001 was approved and adopted ("New Management Services Agreement").  The New Management Services Agreement became effective as of November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement.  The New Management Services Agreement has been renewed and is currently in good standing.  The New Management Services Agreement may be terminated at anytime by either party on three months' written notice.  Pursuant to the New Management Services Agreement, the monthly fee paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.   On August 14th, 2003 an addendum to the New Management Services Agreement was approved by the Company's Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company's Board approved that the monthly fee payable to Kalpakian Bros. of B.C. Ltd. be increased to $20,000 plus G.S.T. effective as of July 1, 2003 and that all the other terms and conditions of the New Management Services Agreement remain unchanged and in full force and effect.

For the nine month period ended September 30, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $120,000 pursuant to the New Management Services Agreement.

3.

Summary of securities issued during the nine month period ended September 30, 2003

a)

	No. of Shares	Amount $
AUTHORIZED - common	200,000,000
Issued & Outstanding:
Beginning of period:	7,287,075	$21,501,417
Shares for Debt Settlement	89,985	17,997
Private Placement	1,425,000	735,000
End of period:	8,802,060	$22,254,414

2

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

(b) Summary of options which have been granted, have expired or have been cancelled during the nine month period ended September 30, 2003:

	No. of Share Purchase Options	Exercise Price $

Balance beginning of period	17,699	CDN 2.25
Granted March 21, 2003	* 696,000	U.S. 0.50
Expired September 21, 2003	(350,000)	U.S. 0.50
Granted September 23, 2003	350,000	U.S. 0.15
Balance at end of period	713,699

* of which 346,000 were re-priced at

   U.S. $0.15 per share as of September 23, 2003.

4.  Summary of securities as at the end of the nine month period: (September 30, 2003)

(a)  Authorized share capital:

- common shares

200,000,000

(b) Shares issued and outstanding:

- common shares

    8,802,060

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common Shares	Exercise price per option $	Expiry Date
April 9, 1999	Director	1,659	2.25 CDN	April 9, 2004
April 9, 1999	Employees (2)	800	2.25 CDN	April 9, 2004
May 26, 1999	Director	4,229	2.25 CDN	May 26, 2004
October 5, 1999	Directors (2)	3,240	2.25 CDN	October 5, 2004
February 3, 2000	Directors (3)	7,771	2.25 CDN	February 3, 2005
March 21, 2003	Directors (2)	346,000	* 0.15 U.S.	March 21, 2004
September 23, 2003	Directors (2)	350,000	0.15 U.S.	September 23, 2004
	TOTAL:	713, 699

* Amended as to Exercise price only on September 23, 2003.

(d) Summary of warrants outstanding:

Private Placement Agreement Date	Placee	Number of Warrants	Exercise price per warrant $	Expiry Date

Non-Brokered Private Placement dated May 17, 2002 - 1st tranche	4 investors	2,700,000	0.20	June 17, 2004
Non-Brokered Private Placement dated May 17, 2002 - 2nd tranche	5 investors	1,740,000
			0.20	August 30, 2004
Non-Brokered Private Placement dated May 17, 2002 - 3rd tranche	1 investor	2,000,000
			0.20	September 20, 2004
	TOTAL:	6,440,000

3

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

(e) Total number of shares subject to escrow or pooling agreements:     Nil

5.

List of Directors and Officers as at the date of this report:

Bedo H. Kalpakian

- President and Director

Jacob H. Kalpakian

- Vice President and Director

Gregory T. McFarlane

- Director

J. Wayne Murton

- Director

Penilla Klomp

- Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS:

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Interim Financial Statement for the nine month period ended September 30, 2003 (Form 6K) within the meaning of Section 27A of the U.S. Securities Act 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private U.S. Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans,"  "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Interim Financial Statement for the nine month period ended September 30, 2003 (Form 6K), as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made.  These forward-looking statements speak as of the date of this Interim Financial Statement for the nine month period ended September 30, 2003 (Form 6K).

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in our filings with the U.S. Securities and Exchange Commission including our most recent Annual Report on Form 20F/Amended.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control.  New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those

4

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

Description of Business

The Company is a holding company incorporated on August 24, 1984 under the Company Act in the Province of British Columbia with interests in Lithium Mineral Properties located in the Province of Ontario, an investment in software for on-line gaming, and an investment in the securities of a publicly listed related company.

Currently, the Company is seeking opportunities of merit to get involved in.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the nine month period ended September 30, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the nine month period ended September 30, 2003, the company had a net loss of $19,964 ($0.01per share) compared to a net loss of $197,188 ($0.07 per share) in the same period of 2002.  Operating costs have decreased for the comparable period of the prior year.  Costs relating to shareholder communications, finance, interest and foreign exchange, regulatory and transfer fees, telephone, travel, meals and entertainment contributed mainly to the decrease in operating costs.

As of May 2, 2002, the Company changed its name to Lucky1 Enterprises Inc.  Its share capital was consolidated on the basis of 5 (old) for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

The Company has adopted a formal Stock Option Plan for the purchase of up to 713,707 common shares in the Capital of the Company (the "Company's 2002 Stock Option Plan").  On October 9, 2002 the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.

At the Company's Annual General Meeting of its Members which was held on May 29, 2003 at the Company's offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 4, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and James. W. Murton as directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company's Auditor for the ensuing year and authorized the directors of the Company to fix the remuneration to be paid to the Auditor and, approved the Company's 2003 Stock Option Plan.

5

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

The Company's 2003 Stock Option Plan provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital of the Company.  The Company's 2003 Stock Option Plan will be in addition to the Company's existing 2002 Stock Option Plan under which 713,699 stock options are currently outstanding.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "Gaming Software").  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company's sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.  The Company's share of revenues from the Gaming Software was $61,381 as of September 30, 2003.

Liquidity and Solvency

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company.  The non-brokered Private Placement was originally announced on May 17, 2002.  All of the 6,440,000 units of the Company have been issued at the price of $0.05 per unit for total proceeds of $322,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year of which none were exercised, and at an exercise price of $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages on June 19, September 4 and September 24, 2002 respectively.   The proceeds of the non-brokered Private Placement Financing have been used for general working capital purposes.

On October 7, 2002 the Company announced a Non-Brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the Capital of the Company at a price of $0.40 per common share for total proceeds of up to $1,600,000.  A Finders Fee of 10% shall be payable to an arm's length third party. The Company announced on March 11, 2003 that it closed the first tranche of the non-brokered Private Placement Financing by issuing 1,125,000 common shares in the Capital of the Company at a price of $0.40 per common share for total proceeds of $450,000. This first tranche of issued shares is subject to a hold period expiring on March 4, 2004.  The Company does not anticipate that the remaining 2,875,000 common shares in the Capital of the Company will be subscribed for.  The funds received from the closing of the first tranche of the Non-Brokered Private Placement Financing have been used for general working capital purposes.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home. Com Entertainment Inc. ("Las Vegas"), a related Company, and acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of $0.10 per common share, for a total amount of $250,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on May 12, 2003.  The Las Vegas common shares owned by Lucky have a hold period which expires on September 13, 2003 (the "Restricted Period").  After the Restricted Period, all of the 2,500,000 common shares were sold at an average price of $0.14 per common share to net the Company $354,295.

6

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the nine month period ended September 30, 2003

On September 3, 2003, pursuant to a debt settlement agreement dated August 15, 2003 between the Company and J. W. Murton and Associates, a company owned by a Director of the Company, the Company issued 89,985 common shares at a deemed price of $0.20 per share as full settlement of its outstanding debt of $17,997 to J. W. Murton & Associates.  These shares have a hold period  which expire on September 3, 2004 (the "Restricted Period").

On September 8, 2003 the Company entered into a non-brokered Private Placement Financing with an individual for 300,000 common shares in the capital of the Company at the price of $1.00 per share for total proceeds of $300,000.  A finder's fee of 10% is payable to an arms length third party in respect to this transaction.  The proceeds of this financing are being used for general working capital purposes.  The 300,000 common shares in the capital of the Company have been issued and have a hold period expiring on September 8, 2004 (the "Restricted Period").

On September 8, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, and acquired for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of $0.10 per common share for a total amount of $100,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on September 15, 2003.  The Las Vegas common shares owned by the Company have a hold period expiring on January 15, 2004 (the "Restricted Period").

During the nine month period ended September 30, 2003 no share purchase warrants or stock options were exercised.  During the nine month period ended September 30, 2003, 350,000 stock options expired on September 21st, 2003 and on September 23rd, 2003, 350,000 stock options at an exercise price of U.S $0.15 per share were granted to two directors and the Stock Option Agreements dated March 21, 2003 with two directors were amended as to exercise price only to U.S. $0.15 per share.

For the nine month period ended September 30, 2003 the Company had a working capital of $248,879 as compared to a working capital deficit of $164,169 in the same period of 2002.  During 2003, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company.  The Company has no meaningful earnings and does not expect to have any meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent events

On September 19, 2003, the Company and other individuals entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired for investment purposes, 3,000,000 common shares in the capital of Las Vegas at the price of $0.14 per common share for a total amount of $420,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on October 3, 2003.  The 3,000,000 Las Vegas common shares owned by the Company have a hold period which expires on February 3, 2004 (the "Restricted Period").

7